Exhibit (a)(1)(xvi)

Program Information Regarding Eligible Options Granted in Israel

Earlier today, eBay Inc. launched a one-time Stock Option Exchange Program (Program), which generally provides eligible employees the opportunity to voluntarily exchange certain eligible “underwater” stock option grants for restricted stock units (RSUs).

You are receiving this email because you are eligible to participate in the Program and:

•

are employed by eBay Inc. or its majority-owned subsidiaries (eBay) in Israel and hold eligible options granted under Section 102(b)(2) and Section 102(b)(3) (Section 102) of the Israel Income Tax Ordinance [New Version] – 1961 (the Ordinance); or

•	currently hold eligible Section 102 options and are employed by eBay outside of Israel.

As you may know, the Section 102 options were granted under and are held in a trust established by eBay in Israel, which is maintained by a third-party trustee, to allow employees to obtain favorable Israeli tax and social security treatment on options and other equity awards.

Tax Ruling from the Israeli Tax Authority

Due to the potentially adverse tax consequences of the Program, eBay has obtained a favorable tax ruling (the Tax Ruling) from the Israeli Tax Authority (ITA). The Tax Ruling provides for the following:

•

Employees of eBay in Israel and those holding Section 102 options outside of Israel will not be subject to tax upon the surrender of their vested eligible Section 102 options upon the completion of the Program, provided that they agree to be taxed in Israel on the full gain, if any, realized at the time they sell the shares of eBay common stock acquired upon vesting of the new RSUs.

•

The new RSUs received in exchange for eligible options will be granted under Section 102 of the Ordinance and will be subject to a 24-month lock-up period prior to sale of the underlying shares of eBay common stock.

•

To receive the benefit of the Tax Ruling, the ITA has required that eBay, its subsidiaries in Israel, employees of eBay in Israel, employees outside of Israel holding eligible Section 102 options, and the trustee of Section 102 option plan sign a consent agreement acknowledging and agreeing to the terms and conditions of the Tax Ruling.

The information above is only a summary. A copy of the complete Tax Ruling and consent agreement is available on the Stock Option Exchange Election site.

What You Must Do to Participate in the Program

You will not be eligible to participate in the Stock Option Exchange Program unless you agree to the terms of the Tax Ruling and submit a signed copy of the consent agreement to Ortal Zabary (for PayPal Israel) and Yael Avital (for Shopping.com) before 9:00 p.m. Pacific Daylight Time (PDT) on September 11, 2009 (unless the Program is extended). If you have submitted your election form but you have not submitted a completed consent agreement for Israel, your election will be deemed invalid and you will not be eligible to participate in the Program.

Additional Information

For additional information, please see Schedule N (Israel) of the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments, which is available on the Stock Option Exchange Election site at http://www.eBayStockOptionExchange.com. Schedule N contains important information for holders of Section 102 options who do not consider themselves to be tax residents of Israel. In addition, you are strongly encouraged to consult with your personal legal counsel, accountant, financial, and/or tax advisor(s) regarding your decision to exchange your eligible Section 102 options for new Section 102 RSUs.

Robin Colman

VP, Compensation, Benefits and HR Operations